Securities and Exchange Commission
                         Washington, D.  C.  20549

                              _______________

                                Form 10-SB
                              _______________


                GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUERS
    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                            COPSIL CORPORATION
                    (Name of registrant in its charter)


NEVADA                                       88-0434501
(State of incorporation)                     (I. R. S. Employer
                                             Identification No.)

                             7621 GENZER DRIVE
                            LAS VEGAS, NV 89128
                              (702) 255-2601
(Address and telephone number of principal executive offices and principle place of business)
                             ________________


        Securities registered pursuant to Section 12(b) of the Act:

                                   None
                             ________________

        Securities registered pursuant to Section 12(g) of the Act:

                       Common Stock, par value $.001
                            Title of each class

                             Table of Contents

Description of Business                                         3
Management's Discussion and Analysis or Plan of Operation       6
Properties.                                                     6
Security Ownership of Certain Beneficial Owners and Management  6
Directors and Executive Officers                                7
Executive Compensation                                          8
Certain Relationships and Related Transactions                  8
Legal Proceedings                                               8
Market Price for Common Equity and Related Stockholder Matters  8
Recent Sales of Unregistered Securities                         9
Description of Securities                                       9
Indemnification of Directors and Officers                       9
Financial Statements                                           10
Changes In and Disagreements With Accountants on Accounting
  and Financial Disclosure                                     10
Financial Statements and Exhibits                              10

                        FORWARD LOOKING STATEMENTS

     In this registration statement references to "Copsil," "we," "us," and"our" refer to Copsil Corporation.

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Copsil's control. These factors include but are not limited to economic conditions generally and in the industries in which Copsil may participate; competition within Copsil's chosen industry, including competition from much larger competitors; technological advances and failure by Copsil to successfully develop business relationships.

                          DESCRIPTION OF BUSINESS

Business Development

     Copsil Corporation was incorporated in the state of Nevada on April 19, 1994.Copsil Corporation perfected a method of replacing chlorine by electronically liberating copper and silver to provide a safe and environmentally friendly way of controlling algae growth and eliminating bacteria. However, this venture was found to be cost prohibitive and Copsil Corporation ceased such activities. Copsil Corporation did not engage in any further commercial operations. Copsil does not have active business operations.


Our Plan

     Our business plan is to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Our acquisition of a business opportunity may be made by merger, exchange of stock, or otherwise. We have very limited sources of capital, and we probably will only be able to take advantage of one business opportunity. At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any agreement or definitive understanding with any person concerning an acquisition.

     Our search for a business opportunity will not be limited to any particular geographical area or industry. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current shareholders, plan to raise capital through the public sale of securities or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to us and our shareholders.

     Our activities are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our shareholders.

Investigation and Selection of Business Opportunities

     A decision to participate in a specific business opportunity may be made upon our management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concept, the merit of technological changes, the perceived benefit that company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, we anticipate that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.

     Our management will analyze the business opportunities, however, none of our management are professional business analysts (See "Directors and Executive Officers," below). Our management might hire an outside consultant to assist in the investigation and selection of business opportunities. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors. We have not established the criteria to be used in selecting such consultants or advisors, the service to be provided, the term of service, or the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash.

     In our analysis of a business opportunity we anticipate that we will consider, among other things, the following factors:

     (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

     (2) Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

     (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on a exchange or on a national automated securities quotation system, such as NASDAQ.

     (4) Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

     (5)  The extent to which the business opportunity can be advanced;

     (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

     (7) Strength and diversity of existing management, or management prospect that are scheduled for recruitment;

     (8) The cost of our participation as compared to the perceived tangible and intangible values and potential; and

     (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.


     No one of the factors described above will be controlling in the selection of a business opportunity. Management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development. Thus, the task of comparative investigation and analysis of such business opportunities will be extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Acquisition

     We cannot predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of us and the promoters of the opportunity. The legal structure or method deemed by management to be suitable will be selected based upon our review and our relative negotiating strength. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other form of organization. We may be required to merge, consolidate or reorganize with other corporations or forms of business organization. In addition, our present management and stockholders most likely will not have control of a majority of our voting shares following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by our stockholders.

Competition

     We expect to encounter substantial competition in our effort to locate attractive opportunities. Business development companies, venture capital partnerships and corporations, ventures capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals will be our primary competition. Many of these entities will have significantly greater experience, resources and managerial capabilities than we do and will be in a better position than us to obtain access to attractive business opportunities. We also will experience competition from other public "blind pool" companies, many of which may have more funds available.

Employees

     We currently have no employees. Our management expects to confer with consultants, attorneys and accountants as necessary. We do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. We will determine the need for employees based upon the specific business opportunity.

Reports to Security Holders

     Copsil has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

     Copies of this Registration Statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street NW,
Washington, D.C. 20549 and at the Denver Regional offices of the SEC located at 1801 California Street, Suite 4800, Denver, Colorado 80202. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


         MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

     We have no assets and have experienced losses from inception. As of September 31, 1999 we have no cash on hand and as of that date, we had no outstanding liabilities. We have no material commitments for capital expenditures for the next twelve months.

     As  of  the date of this Form 10-SB, we have yet to generate  positive
cash  flow.   Since  inception, we have primarily financed  our  operations through the sale of our common stock.

     We believe that our current cash needs can be met by loans from our directors, officers and shareholders for at least the next twelve months. However, if we obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling our common stock. Our management intends to actively seek business opportunities during the next twelve months.

Year 2000 Compliance

     We have completed a review of our computer systems and operations to determine the extent to which our business will be vulnerable to potential errors and failures as a result of the "Year 2000" problem. Year 2000 errors could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, provide services or engage in similar activities. In a worst case scenario these failures, miscalculations and disruptions could temporarily shut down or impede our operations, if any.

     We have concluded, based on our review of our computer systems, that our significant computer programs and operations will not be materially affected by the Year 2000 problem. However, there can be no assurance that the systems of other companies with which we may do business will be in compliance and this may have a material adverse effect on our operations.

                                PROPERTIES

     We do not currently own or lease any property. We utilize office space in the office of our sole director, at no cost. Until we pursue a viable business opportunity and recognize income, we will not seek independent office space.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                           OWNERS AND MANAGEMENT

     The following table sets forth, as of October 31, 1999, the beneficial ownership of our outstanding common stock of; (i) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table above have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 10,000,000 shares of common stock outstanding as of October 21, 1999.

                         CERTAIN BENEFICIAL OWNERS

                      Common Stock Beneficially Owned
                      ------------------------------
Name and Address of      Number of Shares of
Beneficial Owners           Common Stock          Percentage of Class
---------------------    -------------------      -------------------
Protocol Services, A.V.V.     2,500,000           12.5%
1128 Gate Dancer
Henderson, NV 89015

                                MANAGEMENT

                      Common Stock Beneficially Owned
                     ---------------------------------
Name and Address of               Number of Shares of
Beneficial Owners                   Common Stock       Percentage of Class
- ---------------------------    --------------------   ------------------
Paulla Shaw                        180,000                  2%
7621 Genzer Drive
Las Vegas, Nevada 89128

All executive officers and
 directors as a group
*Less than 1%


                     DIRECTORS AND EXECUTIVE OFFICERS

     Our executive officers and directors and their respective ages, positions and term of office are set forth below. Biographical information for each of those persons is also presented below. Our bylaws require two directors who serve for terms of one year and our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our executive officers or directors.

Name                Age  Position Held    Director or Officer Since
------------------- ---- -------------    -----------------------
Paulla Shaw         51   President        President, Treasurer,
                                          Director

     Paulla   Shaw,  born  November  15,  1948,  is  a  native  of  Tacoma,
Washington.
Ms. Shaw moved to Las Vegas in 1953 and graduated from Las Vegas High School in 1967. She was in the casino industry in Las Vegas since 1966 and most recently left the executive offices of Mandalay Bay Group (formerly Circus Circus Ent. Inc.) where she was Executive Administrative Assistant to the Senior Vice-President. Ms. Shaw, a Nevada notary, is a 20 year member of the LVWIBC (Las Vegas Womens International Bowling Congress) and a member of the National Association of Administrative Assistants.

                          EXECUTIVE COMPENSATION

     None of our named executive officers received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights from us during the past three fiscal years. We have not entered into employment contracts with our executive officers and their compensation is determined at the discretion of our Board of Directors.

     In April 20, 1996, Mrs. Shaw received 180,000 common shares as an inducement to serve as an officer and director.

Compensation of Directors

     We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following information summarizes certain transactions either we engaged in during the past two years or we propose to engage in involving our executive officers, directors, 5% stockholders or immediate family members of such persons.

Increased Capitalization and Forward Split

     On October 3, 1999 the shareholders voted to increase the total amount of common stock authorized from twenty thousand (20,000) shares to twenty million shares (20,000,000). Subsequently, each share of common stock, issued and outstanding, was combined, reconstituted, and converted into 100 shares of common stock, at $.001 par value, by a forward one to 100 (1-100) stock split.

                             LEGAL PROCEEDINGS

     We are not a party to any proceedings or threatened proceedings as of the date of this filing.

                      MARKET PRICE FOR COMMON EQUITY
                      AND RELATED STOCKHOLDER MATTERS

     We have had no market activity in our stock as of this filing. We have approximately thirty-two (32) stockholders of record holding 10,000,000 common shares as of September 31, 1999. 10,000,000 are tradable pursuant to Rule 144. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

OTC Bulletin Board Eligibility Rule

     In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rules 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of our common stock on the OTC Bulletin Board. The NASD eligibility rule requires that the SEC come to a position of no further comment regarding any Form 10 or 10SB registration statement before the NASD considers a company compliant.

                  RECENT SALES OF UNREGISTERED SECURITIES

     The following discussion describes all securities sold by us within the past three years without registration:

     We had no previous sales of unregistered securities.

                         DESCRIPTION OF SECURITIES

Common Stock

     We are authorized to issue 20,000,000 shares of common stock, par value $.001, of which 10,000,000 were issued and outstanding as of October 31, 1999. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

     We have authorized 5,000,000 shares of Preferred Stock. We have not issued any Preferred Stock.


                 INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. Indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or Proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification shall not exclusive of other rights the individual is entitled to as a matter of law or otherwise.

Individual

     We will not indemnify an individual adjudged liable due to his negligence or willful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws. Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is judged not to have met the standard of conduct.

                           FINANCIAL STATEMENTS

                            COPSIL CORPORATION
                       (A DEVELOPMENT STAGE COMPANY)


                           FINANCIAL STATEMENTS
                            October    21, 1999
                             December 31, 1998
                             December 31, 1997

                             TABLE OF CONTENTS


PAGE

INDEPENDENT AUDITORS' REPORT                                  F-1

ASSETS                                                        F-2

LIABILITIES AND STOCKHOLDERS' EQUITY                          F-3

STATEMENT OF OPERATIONS                                       F-4

STATEMENT OF STOCKHOLDERS' EQUITY                             F-5

STATEMENT OF CASH FLOWS                                       F-6

NOTES TO FINANCIAL STATEMENTS                               F-7/8

                          BARRY L. FRIEDMAN, PC.
                        Certified Public Accountant

1582 TULITA DRIVE                            OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                      FAX NO. (702) 896-0278

INDEPENDENT AUDITORS' REPORT

Board Of Directors                                October 22, 1999
CopSil Corporation
Las Vegas, Nevada

     I have audited the accompanying Balance Sheets of CopSil Corporation, (A Development Stage Company), as of October 21, 1999, December 31, 1998, and December 31, 1997, and the related statements of operations, stockholders, equity and cash flows for period January 1, 1999, to October 21, 1999, and the two years ended December 31, 1998, and December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CopSil
Corporation, (A Development Stage Company), as of October 21, 1999, December 31, 1998, and December 31, 1997, and the results of its operations and cash flows for the period January 1, 1999, to October 21, 1999, and for the two years ended December 31, 1998, and December 31, 1997, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has no established source of revenue.
This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Barry L. Friedman
Certified Public Accountant

                            COPSIL CORPORATION
                       (A Development Stage Company)


                               BALANCE SHEET


                                  ASSETS

                                    October       December      December
                                   21, 1999       31, 1998      31, 1997

                                --------------   ----------    ----------
CURRENT ASSETS
  Cash                           $        9,174   $        0     $        0
                                 --------------   ----------     ----------
     TOTAL CURRENT ASSETS        $        9,174   $        0     $        0
                                 --------------   ----------     ----------
OTHER ASSETS                     $            0   $        0     $        0
                                 --------------   ----------     ----------
     TOTAL OTHER ASSETS          $            0   $        0     $        0
                                 --------------   ----------     ----------
     TOTAL ASSETS                $        9,174   $        0     $        0
                                 ==============   ==========      =========

 The accompanying notes are an integral part of these financial statements

                            COPSIL CORPORATION
                       (A Development Stage Company)


                               BALANCE SHEET


                   LIABILITIES AND STOCKHOLDERS' EQUITY

                                     October      December      December
                                    21, 1999      31, 1998      31, 1997

                                   -----------  ------------   -----------
CURRENT LIABILITIES
     Officers Advances (Note #6)   $    10,000  $           0  $         0
                                   -----------  -------------  -----------
  TOTAL CURRENT LIABILITIES        $         0  $           0  $         0
                                   -----------  -------------  -----------
STOCKHOLDERS' EQUITY (Note #1)

     Preferred stock, $.001 par
value
     authorized 5,000,000 shares
     issued and outstanding at
     October 21, 1999-NONE         $         0

     Common stock, $1.00 value
     Authorized 20,000 shares
     Issued and outstanding at
December 31, 1997- 10,000 shares                               $    10,000
December 31, 1998- 10,000 shares                $      10,000

     Common stock, par value
$.001
     Authorized 20,000,000
shares
     issued and outstanding at
October 21, 1999-10,000,000
shares                             $    10,000

     Additional paid in Capital              0              0            0

     Deficit accumulated during
     the development stage            (10,826)       (10,000)     (10,000)
                                   -----------  -------------  -----------
  TOTAL STOCKHOLDERS' EQUITY       $     (826)  $           0  $         0
                                   -----------  -------------  -----------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY               $     9,174  $           0  $         0
                                   ===========  =============  ===========

 The accompanying notes are an integral part of these financial statements

                    COPSIL CORPORATION
                       (A Development Stage Company)

                          STATEMENT OF OPERATIONS

                         Jan. 1,        Year        Year     Apr. 19, 1994
                        1999, to       Ended        Ended     (inception)
                        Oct. 21,      Dec. 31,    Dec. 31,    to Oct. 21,
                          1999          1998        1997          1999
                       -----------  -----------  ----------  -------------
INCOME
     Revenue            $         0  $         0  $        0  $           0
                        -----------  -----------  ----------  -------------
EXPENSES
     General and
     Administrative     $        26  $         0  $        0  $      10,026
     Accounting                 800            0           0            800
                        -----------  -----------  ----------  -------------
   Total Expenses       $       826  $         0  $        0  $      10,826
                        -----------  -----------  ----------  -------------
Net Loss                $     (826)  $         0  $        0   $   (10,826)

Net Profit
or Loss(-)
Per weighted
Share (Note #1)         $       NIL  $     .0000  $    .0000   $    (.0001)
                        ===========  ===========  ==========    ===========
Weighted average
Number of common
shares outstanding       10,000,000   10,000,000  10,000,000     10,000,000
                        ===========  ===========  ==========    ===========

 The accompanying notes are an integral part of these financial statements

                            COPSIL CORPORATION
                       (A Development Stage Company)

                     STATEMENT OF STOCKHOLDERS' EQUITY

                                                 Additional      Accumu-
                            Common Stock           paid-in        lated
                         Shares        Amount      capital       Deficit
                    -------------- ----------- ------------  -------------
Balance,
December 31, 1996           10,000 $    10,000 $          0  $    (10,000)

Net loss year ended
December 31, 1997                0           0            0              0
                    -------------- ----------- ------------  -------------
Balance,
December 31, 1997           10,000 $    10,000 $          0  $           0

Net loss year ended
December 31, 1998                0           0            0              0
                    -------------- ----------- ------------  -------------
Balance,
December 31, 1998           10,000 $    10,000 $          0  $    (10,000)

October 4, 1999
Changed from $1.00
par value to $.001
par value                        0     (9,990)      (9,990)              0

October 4, 1999
forward stock split
1,000:1                  9,990,000       9,990      (9,990)              0

Net loss, January
1,1999, to
October 21, 1999                 0           0            0          (826)
                    -------------- ----------- ------------  -------------
Balance,
October 21, 1999        10,000,000      10,000 $          0  $    (10,826)
                       =========== ===========  ===========   ============

 The accompanying notes are an integral part of these financial statements

                            COPSIL CORPORATION
                       (A Development Stage Company)

                          STATEMENT OF CASH FLOWS

                                                                 Apr. 14,
                           Jan. 1,        Year        Year         1992
                           1999, to      Ended       Ended      (inception)
                           Oct. 21,     Dec. 31,    Dec. 31,    To Oct. 21,
                             1999         1998        1997         1999
                         ------------ ------------------------ ------------
Cash Flows from
Operating Activities:
  Net Loss               $      (826) $          0 $          0 $   (10,826)
  Adjustment to
  reconcile net loss
  to net cash
  provided by operating
  activities
  Stock issued
     for services                   0           0            0       10,000
  Changes in assets and
  Liabilities
     Increase in current
     Officers Advances         10,000           0            0       10,000
                         ------------ ------------ ------------ ------------
Net cash used in
operating activities     $      9,174 $          0 $          0 $      9,174

Cash Flows from
investing activities                0           0            0            0

Cash Flows from
Financing Activities:
  Additional
     Contributed Capital            0           0            0            0
  Issuance of common
     Stock For Cash                 0           0            0            0
                         ------------ ------------ ------------ ------------
Net increase(decrease)
in cash                  $      9,174 $          0  $         0 $      9,174

Cash, beginning of
Period                              0           0            0            0
                         ------------ ------------ ------------ ------------
Cash, end of period      $      9,174 $          0 $          0  $     9,174
                          =========== ===========  ===========  ===========

 The accompanying notes are an integral part of these financial statements

                    COPSIL CORPORATION
                       (A Development Stage Company)

                       NOTES TO FINANCIAL STATEMENTS
         October 21, 1999, December 31, 1998, and December 31,1997

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized April 19, 1994, under the laws of the State of Nevada, as COPSIL CORPORATION. The Company has no operations and in accordance with SFAS #7, is considered a development stage company.

     On April 20, 1994, the company issued 10,000 shares of its $1.00 par value common stock for services of $ 10,000.

     On October 4, 1999, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 20,000 common shares of $1.00 par value to 20,000,000 common shares and 5,000,000 preferred stock both with a par value of $0.001 each.

     Effective October 4, 1999, the Company had a forward stock split of 1,000 to 1, thus increasing the number of common shares outstanding from 10,000 common shares to 10,000,000 common shares.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1.   The Company uses the accrual method of accounting.

     2. The Statement of Position 98-5 ("SOP 98-5"),"Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed-as incurred. With the adoption of SOP 98-5 there has been little or no effect on the Company's financial statements.

     3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

                            COPSIL CORPORATION
                       (A Development Stage Company)

                  NOTES TO FINANCIAL STATEMENTS CONTINUED
        October 21, 1999, December 31, 1998, and December 31, 1997

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - OFFICERS ADVANCES

     While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

EXHIBIT                     DESCRIPTION
NUMBER
(3) (i)      ARTICLES OF INCORPORATION
             (a)     Articles of Incorporation
             (b)     Amended and Restated Articles of Incorporation

(3) (ii)     BYLAWS
             (a)     Bylaws

(4)          INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS:
(4) (i)      (a)     Articles of Incorporation
             (b)     Bylaws
             (c)     Stock Certificate Specimen

(24)         CONSENT OF EXPERT
             (a)     Auditors

(27)         FINANCIAL DATA SCHEDULE


                              SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

Date:  November 4, 1999                  Copsil Corporation

                                         By: /s/ Paulla Shaw
                                            --------------------------
                                            Paulla Shaw